BATTLE FOWLER LLP
                              75 East 55th Street
                            New York, New York 10022


                                                              January 30, 1996

Pennsylvania Daily Municipal Income Fund
600 Fifth Avenue
New York, New York 10020

Gentlemen:

     We have acted as counsel to Pennsylvania Daily Municipal Income Fund (the "Fund") in connection with the preparation of the Rule 24f-2 Notice (the "Notice") covering 125,004,714.15 shares of Beneficial Interest, par value $.001 per share, of the Fund.

     We have examined copies of the Declaration of Trust and By-laws of the Fund, the Registration Statement, and such other corporate records and documents, including the consent of the Board of Trustees and the minutes of the meeting of the Board of Trustees of the Fund, as we have deemed necessary for the purpose of this opinion. We have also examined such other documents, papers, statutes and authorities as we deemed necessary to form a basis for the opinion hereinafter expressed. In our examination of such material, we have assumed the genuineness of all signatures and the conformity to original documents of fact material to such opinion, and we have relied upon statements and certificates of officers and representatives of the Fund and others.

     Based upon the foregoing, we are of the opinion that the 125,004,714.15 shares of Beneficial Interest, par value $.01 per share of the Fund, the registration of which the Notice makes definitive, were legally issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as an exhibit to the Rule 24f-2 Notice.

                                                              Very truly yours,

                                                              BATTLE FOWLER LLP